UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number 000-17170

CUSIP Number 87970K108

(Check one):    [X] Form 10-K     [  ] Form 20-F     [  ] Form 11-K     [  ] Form 10-Q     [  ] Form 10-D

[  ] Form N-SAR     [  ] Form N-CSR

For Period Ended:         December 31, 2010

[  ]     Transition Report on Form 10-K

[  ]     Transition Report on Form 20-F

[  ]     Transition Report on Form 11-K

[  ]     Transition Report on Form 10-Q

[  ]     Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

_______________________________________________________________________________

PART I – REGISTRANT INFORMATION

TelVue Corporation

Full Name of Registrant

_______________________

Former Name if Applicable

16000 Horizon Way, Suite 500

Address and Principal Executive Office (Street and Number)

Mt. Laurel, New Jersey 08054

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)  [X]

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

TelVue Corporation (the “Company”) is unable to file its Form 10-K for the period ended December 31, 2010 within the prescribed period of time due to the fact that the audit of the Company’s financial statements as of and for the year ended December 31, 2010 has not yet been completed.  The inability to file timely could not be eliminated by the Company without unreasonable effort or expense.  In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended, the Company intends to file its Form 10-K for the period ended December 31, 2010 no later than April 15, 2011, the fifteenth calendar day following the prescribed due date.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

John Fell	(856)	273-8888
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).     [X] Yes     [  ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     [  ] Yes      [X] No

TelVue Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2011	By:	/s/ Jesse Lerman
	Name:	Jesse Lerman
	Title:	President and Chief Executive Officer